UBS Global Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

Christopher Ha
Associate General Counsel
Tel: 212/882-5234
Fax: 212/882-5370

August 6, 2015

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn:  Mr. Ken Ellington

Re:	SMA Relationship Trust (File Nos. 333-104218; 811-21328) (the “Trust”)

Dear Mr. Ellington:

On behalf of the above-referenced Trust, the following are the responses to the Staff’s comments conveyed telephonically on July 14, 2015 with regard to the March 9, 2015 filing made by the Trust with the U.S. Securities and Exchange Commission (“SEC”) on Form N-CSR.  Each comment is summarized below, followed by the Trust’s response to the comment.

1.             Comment.  The schedule of investments for Series A indicates that 48.63% of that Fund is invested in the UBS Global Corporate Bond Relationship Fund.  Please explain if the Trust provides the financial statements (or a link thereto) of the UBS Global Corporate Bond Relationship Fund to Series A shareholders.

Response.  Series A does not operate under a master-feeder structure and, therefore, does not provide the financial statements (or a link thereto) of the UBS Global Corporate Bond Relationship Fund.

2.            Comment.  The industry diversification table for Series G indicates that greater than 25% of the Fund is invested in the financials sector.  Please confirm that appropriate disclosure is included in the Fund’s prospectus regarding investments in that sector.

Response.  To the extent that the Fund’s investments in a particular sector result in a potential principal risk to the Fund, the Trust will consider including appropriate disclosure in the Fund’s prospectus.

3.            Comment.  In light of the schedule of investments for Series S, please confirm that the acquired fund fees and expenses disclosed in the fee table in the Fund’s prospectus are accurate.

Response.  The Trust confirms that the acquired fund fees and expenses disclosed in the fee table in the Fund’s prospectus dated April 30, 2015 are accurate.

In connection with the Trust’s responses to the SEC Staff’s comments, as requested by the Staff, the Trust acknowledges that:  (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing and (iii) the Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Christopher Ha
Christopher Ha
Vice President and Assistant Secretary of SMA Relationship Trust

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